Exhibit 99
Joint Filing Information

The address of Prudential Financial, Inc. is 751 Broad Street, Newark, NJ 07102. The address of The Prudential Insurance Company of America is
751 Broad Street, Newark, NJ 07102.
The address of Prudential Retirement Insurance and Annuity Company is
280 Trumbull Street, One Commercial Plaza, Hartford, CT 06103